UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35294

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

REQUIRED  INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

	By	/s/ Brian J. Wendling
Brian J. Wendling
Senior Vice President and Controller

June 8, 2016

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee

Liberty Media 401(k) Savings Plan

Englewood, Colorado

We have audited the accompanying statement of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Nonexempt Transactions for the year ended December 31, 2015 and the Schedule of Assets (Held at End of Year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and disclosure under the Employee Retirement Income security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 8, 2016

Report of Independent Registered Public Accounting Firm

The Plan Committee

Liberty Media 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Liberty Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Liberty Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Denver, Colorado

May 27, 2015

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets

Available for Benefits

December 31, 2015 and 2014

	2015	2014
	(amounts in thousands)
Assets
Investments, at fair value:
Series A Liberty Common Stock (notes 2 and 4)	$—	13,028
Series C Liberty Common Stock (notes 2 and 4)	12,619	25,078
Series A QVC Group Common Stock (notes 2 and 4)	7,240	33,862
Series A Liberty Ventures Common Stock (notes 2 and 4)	2,966	11,352
Series A Starz Common Stock (note 2)	—	13,559
Series A Liberty TripAdvisor Common Stock (notes 2 and 4)	—	3,554
Series A Liberty Broadband Common Stock (notes 2 and 4)	—	4,612
Series C Liberty Broadband Common Stock (notes 2 and 4)	—	9,030
Mutual funds (note 2)	68,226	205,243
Brokeragelink accounts (note 2)	3,164	13,382
Total investments, at fair value	94,215	332,700

Receivables:
Receivable for unsettled stock transactions	41	537
Notes receivable from participants (notes 1 and 2)	337	2,109
Total receivables	378	2,646
Total assets	94,593	335,346

Liabilities
Payable for required refund of excess contributions and earnings thereon	(94)	(395)
Net assets available for benefits	$94,499	334,951

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years ended December 31, 2015 and 2014

	2015	2014
	(amounts in thousands)
Additions
Net investment income:
Net appreciation (depreciation) in fair value of investments	$(3,319)	3,889
Interest and dividend income	3,386	13,217
Total net investment income	67	17,106
Interest on notes receivable from participants	22	98
Contributions:
Employer	2,120	6,950
Participant	3,646	11,769
Rollovers	1,165	1,057
Refund of excess contributions and earnings thereon	(94)	(395)
Total contributions, net	6,837	19,381
Total additions to net assets	6,926	36,585
Deductions:
Administrative expenses	(259)	(288)
Distributions to participants	(14,654)	(30,784)
Total deductions	(14,913)	(31,072)

Net increase (decrease) in net assets available for benefits prior to transfer of assets	(7,987)	5,513
Assets transferred to other plans (note 1)	(232,465)	—

Net assets available for benefits:
Beginning of year	334,951	329,438
End of year	$94,499	334,951

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)Description of the Liberty Plan

The following description of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") is provided for general information purposes only.  Participants should refer to the Liberty Plan document for more complete information.  The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits are not guaranteed by the Pension Benefit Guarantee Corporation.

General

The Liberty Plan is  a defined contribution plan sponsored by Liberty Media Corporation (“Liberty” or the “Company”). The Plan Administrative Committee of the Liberty Plan serves as the Plan Administrator for the Liberty Plan.

Employees of Starz, which is a separate company from Liberty as a result of the Starz Spin-Off transaction described in note 4, and employees of Starz subsidiaries, continued to participate in the Liberty Plan through February 2, 2015, the effect of which is that the Liberty Plan was a multiple employer plan during that period.

The Liberty Plan enables participating employees of Liberty and its qualifying subsidiaries as well as employees of Liberty Interactive Corporation and Starz and Starz subsidiaries (through February 2, 2015) to invest in interests in Liberty, Liberty Interactive Corporation and Starz (through July 2015) and to receive benefits upon retirement.  Employees of Liberty and certain 80% or more owned subsidiaries of Liberty, and employees of Liberty Interactive Corporation and Starz and Starz subsidiaries (through February 2, 2015), who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Starz and TruePosition, Inc., a former subsidiary of Liberty (see note 4), ceased being active participating employers in the Liberty Plan effective February 2, 2015 and December 31, 2014, respectively.  During February 2015, the Liberty Plan transferred assets of $163,177,013 and $67,648,942 and participant loans of $1,397,486 and $241,630 to the Starz 401(k) Savings Plan and the TruePosition 401(k) Savings Plan, respectively. Additionally, effective January 1, 2015, Starz common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future investments in that common stock (see note 4).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation.  Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries, Liberty Interactive Corporation and Starz

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

and its subsidiaries may make matching contributions as follows, as approved by the respective management teams:

Maximum match as a % of
% of participant contributions	eligible compensation
100%	10%
100%	6%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service ("IRS").  Employee pre-tax contributions were limited to $18,000 and $17,500 in 2015 and 2014, respectively.  Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $53,000 and $52,000 in 2015 and 2014, respectively.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees turning 50 in the respective calendar year, are not matched by the employer and were limited to $6,000 and $5,500 in 2015 and 2014, respectively. The participating employers in the Liberty Plan reserve the right to change the matching contribution amounts at any time.

Participant and employer contributions, including both vested and unvested employer contributions, can be invested in any open investment option offered in the Liberty Plan, including the Brokeragelink option, as directed by the participant.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Liberty Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Upon separation from service, vested account balances of $1,000 or less (including rollovers) will automatically be distributed absent a request for distribution or rollover by the participant. Upon separation from service, vested account balances that exceed $1,000 but are less than $5,000 (including rollovers) will automatically be rolled over in cash to an IRA selected by the Plan Administrator absent a request for distribution or rollover by the participant. Distributions and other withdrawals

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

are processed on a daily basis. Participants may request to receive Company stock held in their account as an in-kind distribution.

Notes Receivable from Participants

Participants may borrow from their Liberty Plan accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the month immediately preceding the month in which the loan was made plus 1%.  The interest rate for new loans is updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant's account.  At December 31, 2015, outstanding loans had interest rates at 4.25% and maturity dates through December 2020.  Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

Forfeitures

Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce the participating employers' future matching contributions.  Forfeitures aggregated $206,000 and $521,000 during 2015 and 2014, respectively.  Forfeitures of $252,000 and $268,000 were used to pay Liberty Plan expenses during 2015 and 2014, respectively. Additionally, forfeitures of $320,000 were used to offset employer matching contributions during 2014. Unused forfeitures aggregated $193,000 and $239,000 at December 31, 2015 and 2014, respectively.

Investment Options

As of December 31, 2015, the Liberty Plan has various investment options including 20 mutual funds and three common stocks.  The mutual funds include money market, bond, real estate, domestic and international stock funds, small to large cap funds, growth and value funds, and seven asset allocation funds based on target retirement dates.  In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Liberty Plan.  A complete list of investment options can be found on Schedule II to these financial statements.  Liberty Plan participants may change investment options and contribution percentages on a daily basis.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Vesting

Participant contributions and rollover contributions are always fully vested.  Participants vest in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage
Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans to the Liberty Plan vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA.  The Liberty Plan provides for full and immediate vesting of all participant accounts upon termination of the Liberty Plan.

Risks and Uncertainties

The Liberty Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

As of December 31, 2015, the Liberty Plan had concentrations of investments in Series C Liberty Common Stock, Series A Liberty QVC Group Common Stock and Series A Liberty Ventures Common Stock. As of December 31, 2014, the Liberty Plan had concentrations of investments in Series A Liberty Common Stock, Series C Liberty Common Stock, Series A Liberty Interactive Common Stock, Series A Liberty Ventures Common Stock, Series A Starz Common Stock, Series A Liberty TripAdvisor Common Stock, Series A Liberty Broadband Common Stock and Series C Liberty Broadband Common Stock. Changes in the values of these investment securities could materially impact the net assets available for benefits due to these concentrations.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(2)Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Plan have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may, at the direction of Liberty Plan participants, invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, participants of the Liberty Plan are allowed to invest in non-employer securities.

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2015 and 2014 for those securities having readily available market quotations.   Mutual funds are stated at fair value based on the net asset value of shares held at year-end as provided by the fund manager.

The following closing market prices have been used to value the Liberty, Liberty Interactive, Liberty Ventures, Starz, Liberty TripAdvisor and Liberty Broadband common stocks:

	December 31,
	2015	2014
Series C Liberty Common Stock (a)	$38.08	$35.03
Series A QVC Group Common Stock (a)	27.32	29.42
Series A Liberty Ventures Common Stock (a)	45.11	37.72
Series A Liberty Common Stock (a)	NA	35.27
Series A Starz Common Stock (a)	NA	29.70
Series A Liberty TripAdvisor Common Stock (a)	NA	26.90
Series A Liberty Broadband Common Stock (a)	NA	50.09
Series C Liberty Broadband Common Stock (a)	NA	49.82

(a)	See Transactions Impacting Stock Funds Note 4.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis. The net appreciation or depreciation in

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year‑end market value.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Defaulted participant loans are reclassified as a distribution based upon the terms of the Liberty Plan documents.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The IRS has determined and informed Liberty by a letter dated December 8, 2015 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Liberty Plan has been subsequently amended, the Liberty Plan administrator believes that the Liberty Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Liberty Plan administrator has analyzed the tax positions taken by the Liberty Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Liberty Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Therefore, the Liberty Plan administrator believes that the Liberty Plan is qualified and the related trust is tax-exempt as of December 31, 2015 and 2014.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay allowable Liberty Plan administrative expenses including legal fees, audit and tax preparation fees, printing and mailing fees, investment and advisor fees and recordkeeper and trustee fees, except that the fees charged by the Trustee for participant loans and qualified domestic relations orders are paid by the participant utilizing such

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

feature. Any additional administrative expenses of the Liberty Plan are paid by Liberty, and are excluded from these financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per   Share (or Its Equivalent), (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan decided not to early adopt ASU 2015-07, and the adoption of this guidance is not expected to have a material effect on these financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB is issuing this update in response to a proposal developed by the Emerging Issues Task Force to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans will be required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but will no longer be required to be disaggregated and disclosed by general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments in investment related accounts (for example, a liability for pending trade with a broker) as of month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution and/or significant event.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015; early adoption is permitted.

The Plan decided not to early adopt ASU 2015-12, and the adoption of this guidance is not expected to have a material effect on these financial statements.

(3)Investments

Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

•	Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Liberty Plan has the ability to access.

•	Level 2

Inputs to the valuation methodology include:

o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the asset or liability;

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

o	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for participant benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and money market funds—The fair value of these open-ended investment funds registered with the Securities and Exchange Commission are based on quoted market prices in active markets that the Plan has the ability to access, which represent the net asset value of shares held by the Plan at year-end and are Level 1 investments.

Common stock and other exchange traded equity securities—The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.

Brokeragelink account—This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds and common stocks listed on major U.S. exchanges and fixed-income securities.  The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.  The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1.  The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The tables below present the fair value of assets by class measured at fair value on a recurring basis as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$22,825	—	—	22,825
Mutual funds:
Large Cap Growth	3,127	—	—	3,127
Large Cap Value	4,540	—	—	4,540
Large Cap Blend	6,852	—	—	6,852
Mid Cap Blend	2,816	—	—	2,816
Small Cap Growth	3,775	—	—	3,775
Small Cap Value	2,609	—	—	2,609
Global Stock	5,244	—	—	5,244
Bond Funds	4,602	—	—	4,602
Money Market	3,189	—	—	3,189
Target Retirement Funds	31,246	—	—	31,246
Real Estate Fund	226	—	—	226
Brokeragelink accounts:
Equities and Highly Liquid Investments	3,044	—	—	3,044
Fixed Income	—	120	—	120
Total assets at fair value	$94,095	120	—	94,215

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

	Assets at Fair Value as of December 31, 2014
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$114,075	—	—	114,075
Mutual funds:
Large Cap Growth	11,015	—	—	11,015
Large Cap Value	17,807	—	—	17,807
Large Cap Blend	28,389	—	—	28,389
Mid Cap Blend	10,769	—	—	10,769
Small Cap Growth	16,142	—	—	16,142
Small Cap Value	11,704	—	—	11,704
Global Stock	18,697	—	—	18,697
Bond Funds	18,525	—	—	18,525
Money Market	14,673	—	—	14,673
Target Retirement Funds	56,792	—	—	56,792
Real Estate Fund	730	—	—	730
Brokeragelink accounts:
Equities and Highly Liquid Investments	12,791	—	—	12,791
Fixed Income	—	591	—	591
Total assets at fair value	$332,109	591	—	332,700

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  For the years ended December 31, 2015 and 2014, there were no transfers in or out of levels 1, 2, or 3.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Other Investment Information

The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2014 and 2013 is as follows:

	2015		2014
Investment	amounts in thousands
Series C Liberty Common Stock		$12,619		$25,078
Series A QVC Group Common Stock		$7,240		$33,862
Dodge and Cox Stock Fund	$	*		$17,807
Fidelity Spartan 500 Index Institutional		$6,852		$28,389
Fidelity Freedom 2020 K Fund		$11,561	$	*
Fidelity Freedom 2030 K Fund		$9,786		$18,528
Fidelity Freedom 2040 K Fund		$4,764	$	*

        *    Not held or not greater than 5% of the Liberty Plan's net assets as of the respective period.

During the years ended December 31, 2015 and 2014, the Liberty Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2015	2014
	amounts in thousands
Common stock	$(140)	5,554
Mutual funds	(3,226)	(2,281)
Brokeragelink accounts	47	616
	$(3,319)	3,889

(4)Transactions Impacting Common Stock

Spin-Off Transactions

Starz Spin-Off

On January 11, 2013, Liberty, renamed “Starz” at the time of the Starz Spin-Off, spun-off its former wholly owned subsidiary, Liberty Media Corporation (the “ Starz Spin-Off”), which, at the time of the Starz Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). LMCA and LMCB became the Liberty Media Corporation ticker symbols, and Starz ticker symbols STRZA and STRZB were created. The transaction was effected as a pro-rata dividend of shares of Liberty to the stockholders of Starz. Following the Starz Spin-Off, Liberty Media Corporation and Starz operate as separate publicly traded companies, neither of which has any stock ownership, beneficial or otherwise, in the other. As discussed in note 1, employees of Starz and its subsidiaries participated in the Liberty Plan through February 2, 2015, at which time the balances were spun off to a new 401(k) plan established by Starz. Effective

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

January 1, 2015, Starz common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future investments in Starz common stock.  During 2015, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A Starz common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

TripAdvisor Holdings Spin-Off

On August 27, 2014, Liberty Interactive Corporation completed the spin-off to holders of its Liberty Ventures common stock shares of its former wholly-owned subsidiary, Liberty TripAdvisor Holdings, Inc. (“TripAdvisor Holdings”) (the “TripAdvisor Holdings Spin-Off”). TripAdvisor Holdings is comprised of Liberty Interactive Corporation’s former less-than-wholly-owned consolidated subsidiary, TripAdvisor, Inc., as well as BuySeasons, Inc., Liberty Interactive Corporation’s former wholly-owned consolidated subsidiary, and corporate level net debt. The transaction was effected as a pro-rata dividend of shares of TripAdvisor Holdings to the stockholders of Series A and Series B Liberty Ventures common stock, including Series A Liberty Ventures common stock held by Liberty Plan participants. Following the completion of the TripAdvisor Holdings Spin-Off, Liberty Interactive Corporation and TripAdvisor Holdings operate as separate, publicly traded companies, and neither has any stock ownership, beneficial or otherwise, in the other. TripAdvisor Holdings common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future investments in TripAdvisor Holdings common stock. During 2015, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A Liberty TripAdvisor common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

Liberty Broadband Spin-Off

On November 4, 2014, Liberty completed the spin-off to its stockholders common stock of a newly formed company called Liberty Broadband Corporation ("Liberty Broadband") (the “Broadband Spin-Off”). Liberty Broadband is comprised of, among other things, (i) Liberty’s former interest in Charter Communications, Inc., accounted (ii) Liberty’s former wholly owned subsidiary TruePosition, Inc., (iii) Liberty’s former minority equity investment in Time Warner Cable, Inc., (iv) certain deferred tax liabilities, as well as liabilities related to Time Warner Cable, Inc. call options and (v) initial indebtedness, pursuant to margin loans entered into prior to the completion of the Broadband Spin-Off.  In the Broadband Spin-Off, record holders of Liberty Series A, Series B and Series C common stock (including shares held by Liberty Plan participants) received one share of the corresponding series of Liberty Broadband common stock for every four shares of common stock held by them as of the record date for the Broadband Spin-Off, with cash paid in lieu of fractional shares. Liberty Broadband common stock is a frozen investment in the Liberty Plan, meaning that participants may not make any future investments in Liberty Broadband common stock. During 2015, the Liberty Plan’s administrative committee directed the Liberty Plan Trustee to sell all holdings in Series A Liberty Broadband common stock and Series C Liberty Broadband common stock. Proceeds from the sale of these securities were invested in the appropriate Fidelity Freedom Fund based on each participant’s birthdate.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

TruePosition, Inc. participated in the Liberty Plan through December 31, 2014, at which time TruePosition, Inc. ceased to be a participating employer in the Liberty Plan.  As discussed in note 1, assets related to participants in the Liberty Plan who were employed by TruePosition, Inc. were transferred to the TruePosition 401(k) Savings Plan during February 2015.

Liberty Ventures 2-for-1 Stock Split

On February 27, 2014, Liberty Interactive Corporation's board approved a two for one stock split of Series A and Series B Liberty Ventures common stock, effected by means of a dividend. In the stock split, a dividend was paid on April 11, 2014 of one share of Series A or Series B Liberty Ventures common stock to holders of each share of Series A or Series B Liberty Ventures common stock, respectively, held by them as of 5:00 pm, New York City time, on April 4, 2014. The stock split also applied to shares of Series A Liberty Ventures common stock held by Liberty Plan participants.

Liberty Series C Common Stock Issuance

During 2014, Liberty’s board approved the issuance of shares of its Series C common stock to holders of its Series A and Series B common stock, effected by means of a dividend. On July 23, 2014, holders of Series A and Series B common stock as of 5:00 p.m., New York City time, on July 7, 2014, the record date for the dividend, received a dividend of two shares of Series C common stock for each share of Series A or Series B common stock held by them as of the record date. The issuance of Liberty’s Series C common stock also applied to shares of Liberty’s Series A common stock held by Liberty Plan participants.

During January 2015, the Liberty Plan Trustee sold all of the Liberty Media Series A common stock held by the Liberty Plan and purchased shares of Series C Liberty Media common stock. Effective January 1, 2015, Series A Liberty Media common stock is no longer offered under the Liberty Plan.

Reattribution of Liberty Interactive and Liberty Ventures Common Stock

On October 3, 2014, Liberty Interactive Corporation approved the change in attribution from the Interactive Group (now referred to as the QVC Group) to the Ventures Group of its digital commerce companies, which are comprised of certain of Liberty Interactive Corporation’s wholly-owned subsidiaries that market and sell a wide variety of consumer products via the Internet, and cash. In exchange for the digital commerce companies and cash, Liberty Interactive Corporation's board declared a dividend to the holders of Series A and Series B Liberty Interactive common stock. In the dividend, Liberty Ventures common stock  was allocated, pro-rata, to the outstanding shares of Series A and Series B Liberty Interactive common stock (including shares held by Liberty Plan participants) at 5:00 p.m., New York City time, on October 13, 2014, the record date for the dividend, such that each holder of Liberty Interactive common stock received 0.14217 of a share of the corresponding series of Liberty Ventures common stock for each share of Liberty Interactive common stock held as of the record date,

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

with cash paid in lieu of fractional shares. The distribution date for the dividend was on October 20, 2014, and the Liberty Interactive common stock began trading ex-dividend on October 15, 2014.

Liberty Broadband Rights Offering

On December 10, 2014, Liberty Broadband stockholders received a subscription right to acquire one share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014 (the rights record date) at a per share subscription price of $40.36.  For shares of Liberty Broadband common stock held by Liberty Plan participants on the record date, the Liberty Plan Trustee sold the Series C Liberty Broadband rights at market value and deposited the proceeds into the affected Liberty Plan participants’ account to be invested in the Liberty Plan’s qualified default investment alternative. The rights offering was fully subscribed on January 9, 2015.

Recapitalization of Tracking Stock Groups

During November 2015, Liberty’s board of directors authorized management to pursue a reclassification of the Company’s common stock into three new tracking stock groups, one to be designated as the Liberty Braves common stock, one to be designated as the Liberty Media common stock and one to be designated as the Liberty SiriusXM common stock (the “Recapitalization”), and to cause to be distributed subscription rights related to the Liberty Braves common stock following the creation of the new tracking stocks. The Recapitalization was completed on April 15, 2016 and the newly issued shares commenced trading or quotation in the regular way on the Nasdaq Global Select Market or the OTC Markets, as applicable, on Monday, April 18, 2016.

Following the creation of the tracking stocks, Series A, Series B and Series C Liberty Braves common stock trade under the symbols BATRA/B/K respectively, Series A, Series B and Series C Liberty Media common stock trade under the symbols LMCA/B/K, respectively, and Series A, Series B and Series C Liberty SiriusXM common stock trade under the symbols LSXMA/B/K, respectively. Series A and Series C of each of the Liberty Braves common stock and the Liberty Media common stock trades on the Nasdaq Stock Market and Series B of each of these stocks trades on the OTC Markets. In addition, each series (Series A, Series B and Series C) of the Liberty SiriusXM tracking stock trades on the Nasdaq Global Select Market.

In the Recapitalization, each outstanding share of Liberty’s existing common stock was cancelled and exchanged for (a) 1 share of the corresponding series of Liberty SiriusXM common stock, (b) 0.1 of a share of the corresponding series of Liberty Braves common stock and (c) 0.25 of a share of the corresponding series of Liberty Media common stock on April 15, 2016. Cash was paid in lieu of the issuance of any fractional shares. In addition, on May 19, 2016, Liberty distributed stock subscription rights to acquire 0.47 of a Series C Liberty Braves share for each share of Series A, Series B or Series C Liberty Braves common stock held by shareholders on record as of May 18, 2016, with factional rights rounded up to the nearest whole right, at a subscription price of $12.80 per share, which is equal to an approximate 20% discount to the trading volume weighted average trading price of the Series C Liberty Braves common stock for the 18 day trading period ending on May 11, 2016.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The subscription rights are publicly traded. The rights offering is expected to remain open for 20 trading days, subject to extension. The completion of the rights offering remains subject to the satisfaction of certain conditions, and Liberty reserves the right to terminate the rights offering at any time prior to the expiration date.

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty Sirius XM Group, Liberty Braves Group and Liberty Media Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Recapitalization of tracking stocks also applied to shares of Series C Liberty common stock held by Liberty Plan participants. Subsequent to the Recapitalization, Liberty Plan participants holding shares of Liberty Braves common stock on May 18, 2016 were eligible to participate in the Series C Liberty Braves rights offering. The Liberty Plan Trustee will attempt to sell any unexercised or unsold rights the last week of the offer period. Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the potential sale of certain of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  As a result, Liberty will request a prohibited transaction individual exemption from the Department of Labor (the “DOL”) for this transaction.

(5)Related Party Transactions

Certain Liberty Plan investments are shares of mutual funds managed by the Trustee. Through the brokeragelink option, some participants may have holdings of certain related party securities. Fidelity receives revenue sharing from certain mutual fund companies. The Plan also issues loans to participants which are secured by the vested portion of the participant’s accounts. Therefore, these transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.

As discussed in note 4, during the fourth quarter of 2014, Liberty Broadband initiated a subscription rights offering pursuant to which existing Liberty Broadband shareholders, including the Liberty Plan, received a subscription right to acquire one additional share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014.  Because new investments in Series C Liberty Broadband common stock were not permitted under the terms of the Liberty Plan (see note 4), the Trustee sold the subscription rights held by those Liberty Plan participants' accounts at market value.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

rights to the Liberty Plan and the sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  The Department of Labor (the “DOL”) proposed a prohibited transaction individual exemption, which proposal was published in the Federal Register on April 28, 2016. Liberty expects that the proposed prohibited transaction exemption will become final before the end of 2016.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule G, Part III - Schedule of Nonexempt Transactions

Year Ended December 31, 2015

Schedule I

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction
* Liberty Broadband Corporation	Affiliate of party involved was a participating employer in the Liberty Plan	Rights Offering (1)	—	$ 438,313	NA	NA	—	—	$ 438,313

(1)

During the fourth quarter of 2014, Liberty Broadband initiated a subscription rights offering pursuant to which existing Liberty Broadband shareholders, including the Liberty Plan, received a subscription right to acquire one additional share of Series C Liberty Broadband common stock for every five shares of Liberty Broadband Series A, B or C common stock they held as of December 4, 2014.  Because new investments in Series C Liberty Broadband common stock were not permitted under the terms of the Liberty Plan, the Trustee sold the subscription rights held by those Liberty Plan participants' accounts at market value.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  Liberty has requested a prohibited transaction individual exemption from the Department of Labor (the “DOL”) and the DOL issued a proposed prohibited transaction individual exemption for this transaction during April 2016. Liberty expects that the DOL will issue a final exemption. See notes 4 and 5 in the accompanying financial statements.

*  Indicates party in interest

See accompanying report of independent registered public accounting firm.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

Schedule II

		Description of investment	Current value at
	Identity of issue	including par value	December 31, 2015
			(amounts in thousands)
*	Liberty Common Stock	Series C common stock, par value $0.01 per share	$12,619
*	Liberty QVC Group Common Stock	Series A common stock, par value $0.01 per share	7,240
*	Liberty Ventures Common Stock	Series A common stock, par value $0.01 per share	2,966
	Allianz Global Investors Fund Management LLC	ALLIANZ GI NFJ Small-Cap Value Inst	2,609
	Artisan Funds Distributor, LLC	Artisan International Institutional	1,748
	BAMCO, Inc.	Baron Growth Institutional	3,775
	Capital Research and Management Company LLC	American Funds Growth Fund of America R6	3,127
	Dodge & Cox	Dodge & Cox Stock Fund	4,540
*	Fidelity Management & Research Company	Fidelity Low-Priced Stock K Fund	2,816
*	Fidelity Management & Research Company	Fidelity Spartan 500 Index Institutional	6,852
*	Fidelity Management & Research Company	Fidelity Spartan International Index Institutional	3,496
*	Fidelity Management & Research Company	Fidelity Treasury Only Money Market	3,189
	Metropolitan West Asset Management, LLC	Metropolitan West Total Return Bond Fund	2,547
	Pacific Investment Management Company LLC	PIMCO High Yield Institutional	1,368
	The Vanguard Group, Inc.	Vanguard Inflation - Protected Securities Admiral Shares	687
*	Fidelity Management & Research Company	Fidelity Freedom Income K Fund	1,283
*	Fidelity Management & Research Company	Fidelity Freedom 2010 K Fund	2,188
*	Fidelity Management & Research Company	Fidelity Freedom 2020 K Fund	11,561
*	Fidelity Management & Research Company	Fidelity Freedom 2030 K Fund	9,786
*	Fidelity Management & Research Company	Fidelity Freedom 2040 K Fund	4,764
*	Fidelity Management & Research Company	Fidelity Freedom 2050 K Fund	1,658
*	Fidelity Management & Research Company	Fidelity Freedom 2060 K Fund	6
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Institutional Global Realty	226
*	Fidelity Management & Research Company	Brokeragelink Accounts	3,164
*	Notes receivable from participants	Interest rates at 4.25% with maturity dates through December 2020	337
			$94,552

*    Indicates a party-in-interest.

Liberty Media Corporation is the plan sponsor. Liberty Media Corporation, all of its employees, the employees of any participating employer in the Liberty Plan, and certain other persons are parties-in-interest to the Liberty Plan (See note 1).

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed as a part of this Report -

23.1	Consent of Anton Collins Mitchell LLP
23.2	Consent of KPMG LLP